Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 22, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	News release dated June 13, 2005 entitled “ VODAFONE CHANGING DYNAMICS OF BUSINESS DATA PRICING”

2.

News release dated June 30, 2005 entitled “MSN AND VODAFONE TO LAUNCH PC-TO-MOBILE INSTANT MESSAGING SERVICE TO OFFER REAL-TIME, SEAMLESS INSTANT MESSAGING CONVERSATIONS BETWEEN PC AND MOBILE CUSTOMERS”

3.	Stock Exchange Announcement dated June 1, 2005 entitled ‘Purchase of Own Securities’

4.	Stock Exchange Announcement dated June 2, 2005 entitled ‘Purchase of Own Securities’

5.	Stock Exchange Announcement dated June 3, 2005 entitled ‘ Purchase of Own Securities’

6.	Stock Exchange Announcement dated June 6, 2005 entitled ‘Purchase of Own Securities’

7.	Stock Exchange Announcement dated June 7, 2005 entitled ‘Purchase of Own Securities’

8.	Stock Exchange Announcement dated June 8, 2005 entitled ‘Purchase of Own Securities’

9.	Stock Exchange Announcement dated June 9, 2005 entitled ‘Purchase of Own Securities’

10.	Stock Exchange Announcement dated June 10, 2005 entitled ‘Purchase of Own Securities’

11.	Stock Exchange Announcement dated June 14, 2005 entitled ‘Purchase of Own Securities’

12.	Stock Exchange Announcement dated June 15, 2005 entitled ‘Purchase of Own Securities’

13.	Stock Exchange Announcement dated June 16, 2005 entitled ‘Purchase of Own Securities’

14.	Stock Exchange Announcement dated June 16, 2005 entitled ‘Director Shareholding’

15.	Stock Exchange Announcement dated June 20, 2005 entitled ‘Purchase of Own Securities’

16.	Stock Exchange Announcement dated June 21, 2005 entitled ‘Purchase of Own Securities’

17.	Stock Exchange Announcement dated June 22, 2005 entitled ‘Purchase of Own Securities’

18.	Stock Exchange Announcement dated June 23, 2005 entitled ‘Purchase of Own Securities’

19.	Stock Exchange Announcement dated June 24, 2005 entitled ‘Purchase of Own Securities’

20.	Stock Exchange Announcement dated June 28, 2005 entitled ‘Purchase of Own Securities’

21.	Stock Exchange Announcement dated June 28, 2005 entitled ‘Additional Listing’

22.	Stock Exchange Announcement dated June 29, 2005 entitled ‘Purchase of Own Securities’

23.	Stock Exchange Announcement dated June 30, 2005 entitled ‘Purchase of Own Securities’

13 June 2005

VODAFONE CHANGING DYNAMICS OF BUSINESS DATA PRICING

Following the success of the Vodafone Mobile Connect 3G datacard, Vodafone continues to revolutionise business mobility, with the announcement today of two significant changes in the pricing of mobile data:

•	The introduction of a new great value, roaming data tariff, which provides clarity and predictability for our customers travelling abroad, and

•	Vodafone is doubling the countries offering its flat rate, unlimited usage, domestic data tariff

“The Vodafone Mobile Connect 3G datacard has truly enabled business mobility. Now, more than 300,000 business customers are benefiting from the invaluable flexibility of being able to work wherever they are,” said Peter Bamford, Chief Marketing Officer at Vodafone. “Vodafone has now made the service even better by adding great value data tariffs. Vodafone is unique – no other mobile operator can offer business customers the same seamless 3G experience or value internationally.”

New Roaming Tariff

The Monthly Travel Tariff brings great value to our business customers and underlines Vodafone’s commitment to offer its customers simple and predictable pricing when using its roaming services.

Specifically tailored to suit the needs of business travellers, the new roaming tariff gives customers predictable data costs by charging a flat rate of €75 per month (£50 for Vodafone UK customers) to send or receive up to 100 MB of data when using the Vodafone Mobile Connect service on participating Vodafone networks**.

Commenting on this industry leading initiative, Martin Gutberlet, Principal EMEA Analyst at Gartner, said: “Currently, business travellers can incur data charges of up to €15 per MB, depending on where they are. These kinds of charges are simply not sustainable in the long term and could lead to companies putting limits on the amount of work done remotely. Reducing the price of data services addresses the real needs of business users and is exactly the direction the industry should go in order to drive up usage of 3G networks.”

With 3G data rates of up to 384kbps, the Vodafone Mobile Connect 3G datacard enables Vodafone’s business customers to access all their usual office applications like e-mail, calendar and internet. The reliability and ease of use of the Vodafone Mobile Connect 3G datacard, coupled with the Vodafone 3G national and international network coverage, means greater business productivity and enhanced responsiveness for businesses.

The Vodafone Mobile Connect Monthly Travel Tariff will be made available to Vodafone customers in Greece, Italy and Portugal in June, followed closely by Germany and the UK in July. The tariff will also be made available to Vodafone customers in Hungary, the Netherlands, Spain and Sweden in due course.

This is the second roaming pricing initiative to be launched in the last few weeks and forms part of the Vodafone Travel Promise.

Domestic Tariff

Vodafone’s domestic, flat rate data tariffs offer unlimited usage* for just €50-€99 per month. Business customers will now have the flexibility to work whenever, and wherever, rather than worrying about data usage levels. Vodafone has already successfully launched the new bundles in a number of its European markets (Germany, Hungary, the Netherlands, Portugal and Sweden) and following positive customer feedback, is now rolling out the unlimited data pricing model across the rest of Europe. The new Vodafone Mobile Connect domestic data usage bundles is available from June in Greece, Ireland, Italy, and Spain followed by the United Kingdom in July.

To opt-in to either of the new tariffs, customers should contact their local operator for more details.

-ends-

Notes to Editors

* The Vodafone Mobile Connect domestic data tariff is subject to a fair usage policy, with a maximum limit of 1GB per month (excluding Vodafone Italy and Vodafone Germany, where a limit of 500 MB applies).

** Vodafone Mobile Connect Monthly Travel Tariff Availability and Roaming Footprint

Vodafone Networks to launch Vodafone Mobile Connect Monthly Travel Tariff	Vodafone Mobile Connect Monthly Travel Tariff Roaming Footprint
Vodafone Germany Vodafone Greece Vodafone Hungary Vodafone Italy Vodafone Netherlands Vodafone Portugal Vodafone Spain Vodafone Sweden Vodafone UK

SFR, France

Vodafone Australia

Vodafone Germany

Vodafone Greece

Vodafone Hungary

Vodafone Ireland

Vodafone Italy

Vodafone K.K., Japan

Vodafone Malta

Vodafone Netherlands

Vodafone New Zealand

Vodafone Portugal

Vodafone Spain

Vodafone Sweden

Vodafone UK

In addition, local Vodafone Networks may choose to include additional networks within their footprint.

Additional information on Group data tariffs

The two new data tariffs complement the existing domestic and roaming flat rate tariff for BlackBerry® from Vodafone customers starting from €60 a month, enabling customers to fully predict their monthly BlackBerry email costs. The tariff has a maximum usage limit set by the local Vodafone operator (for example, Vodafone UK has a fair usage limit of 6MB for domestic use and 3MB when roaming).

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Charles Butterworth, Darren Jones or Sarah Moriarty

Tel: +44 (0) 1635 673310

Jon Earl or Janine Young

Tel: +44 (0) 1635 673310

About Vodafone

Vodafone is the world’s largest mobile community with 154.8 million proportionate customers, equity interests in 27 countries and Partner Networks in a further 14 countries. For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com

© Vodafone Group 2005. VODAFONE, the Vodafone logos and Vodafone Mobile Connect are trade marks of the Vodafone Group.

The RIM and BlackBerry family of related marks, images and symbols are the exclusive properties of and trademarks of Research in Motion Limited – used by permission.

30 June 2005

MSN AND VODAFONE TO LAUNCH PC-TO-MOBILE INSTANT MESSAGING

SERVICE TO OFFER REAL-TIME, SEAMLESS INSTANT MESSAGING CONVERSATIONS
BETWEEN PC AND MOBILE CUSTOMERS

REDMOND, Wash., and NEWBURY, U.K. — 30 June 2005 — MSN and Vodafone today announced plans to launch a first-of-its-kind seamless instant messaging (IM) service between PCs and mobile phones. Customers will be able to see the “presence” of their contacts and exchange instant messages between MSN® Messenger on a PC and Vodafone Messenger on mobile phones and vice versa. By offering customers a seamless PC-to-mobile messaging option with instant messaging, MSN and Vodafone will expand communication choices, delivering an enhanced messaging offering for MSN and Vodafone customers who want to stay in touch with friends, family and colleagues.

The service will be based on the familiar mobile commercial model of “Calling Party Pays.” As they do today, Vodafone customers will prepay or pay for the service through their monthly bill, while MSN Messenger customers will be able to pay through packages available in connection with MSN Messenger.

The service will bring together customers of MSN Messenger, the world’s largest instant messaging service with more than 165 million customers worldwide, and Vodafone, which has almost 155 million customers around the world, as messaging continues to grow in popularity on PCs and mobile phones. Building on and complementing the messaging success of SMS, instant messaging between PCs and mobile phones enables new service benefits to customers such as immediacy, the ability to tell whether a contact is available to receive a message (presence) and the ability to see the text of whole conversations. By adding the service functionality of IM and by connecting MSN and Vodafone customers, both companies expect more frequent interaction between PC and mobile customers, resulting in more traffic.

“MSN and Vodafone are working to enhance messaging between mobile phones and PCs, ultimately delivering a richer experience to customers,” said Blake Irving, corporate vice president of the MSN Communication Services and Member Platform group at Microsoft Corp. “By enabling our customers to see each other’s presence on both PC and mobile devices, we are expanding our customers’ ability to make smart communication choices and connect instantly via IM to the people they care about most.”

“We have brought together two of the world’s largest messaging communities with a first of its kind for both industries — a seamless PC-to-mobile instant messaging service. Vodafone customers will now be able to use IM and its additional service benefits to stay in touch with mobile and PC friends and family,” said Peter Bamford, Chief Marketing Officer for Vodafone. “IM is a growing part of the increasingly important mobile messaging market. By bringing our collective customers together, we’ll deliver more options for staying in touch when messaging. Our agreement will grow IM and SMS, meaning additional revenue for Vodafone.”

MSN and Vodafone plan to launch the enhanced messaging service in several European countries before the end of the year.

- ends -

About Vodafone

Vodafone is the world’s largest mobile community with 154.8 million proportionate customers, equity interests in 27 countries and Partner Networks in a further 14 countries. For further information about Vodafone, please visit the Vodafone Group Web site: www.vodafone.com.

About MSN

MSN attracts more than 400 million unique users worldwide per month. With localized versions available globally in 41 markets and 20 languages, MSN is a world leader in delivering Web services to consumers and online advertising opportunities to businesses worldwide. The most useful and innovative online service today, MSN brings consumers everything they need from the Web to make the most of their time online. MSN is located on the Web at http://www.msn.com. MSN worldwide sites are located at http://www.msn.com/worldwide.ashx.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

#########

Microsoft and MSN are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

© Vodafone Group 2005.  VODAFONE, Vodafone Messenger and Vodafone logos are trade marks of the Vodafone Group.  Other product and company names mentioned herein may be the trade marks of their respective owners.

For more information:

Vodafone Group

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty	Jon Earl
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

MSN

Elizabeth Herrera Smith, Waggener Edstrom for Microsoft, +1 (503) 443-7000, esmith@wagged.com Rapid Response Team, Waggener Edstrom, +1 (503) 443-7070, rrt@wagged.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft® Web page at http://www.microsoft.com/presspass on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at

http://www.microsoft.com/presspass/contactpr.mspx.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	31 May 2005

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	139.25p

Lowest purchase price paid per share:	138.25p

Volume weighted average price per share:	139.1381p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,300,500,000 of its ordinary shares in treasury and has 64,095,160,812 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	1 June 2005

Number of ordinary shares purchased:	33,000,000

Highest purchase price paid per share:	137.75p

Lowest purchase price paid per share:	136.5p

Volume weighted average price per share:	136.9805p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,333,500,000 of its ordinary shares in treasury and has 64,065,006,998 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	2 June 2005

Number of ordinary shares purchased:	38,500,000

Highest purchase price paid per share:	137p

Lowest purchase price paid per share:	136.5p

Volume weighted average price per share:	136.7078p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,372,000,000 of its ordinary shares in treasury and has 64,026,506,998 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	3 June 2005

Number of ordinary shares purchased:	29,000,000

Highest purchase price paid per share:	137.25p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	136.6767p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,401,000,000 of its ordinary shares in treasury and has 63,997,923,320 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	6 June 2005

Number of ordinary shares purchased:	24,500,000

Highest purchase price paid per share:	136.75p

Lowest purchase price paid per share:	135.25p

Volume weighted average price per share:	135.9168p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,425,500,000 of its ordinary shares in treasury and has 63,973,423,320 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	7 June 2005

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	138p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	137.1389p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,442,500,000 of its ordinary shares in treasury and has 63,956,423,320 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	8 June 2005

Number of ordinary shares purchased:	49,000,000

Highest purchase price paid per share:	137.75p

Lowest purchase price paid per share:	135.75p

Volume weighted average price per share:	136.5383p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,491,500,000 of its ordinary shares in treasury and has 63,907,423,320 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	9 June 2005

Number of ordinary shares purchased:	19,500,000

Highest purchase price paid per share:	136.5p

Lowest purchase price paid per share:	135.25p

Volume weighted average price per share:	135.9808p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,511,000,000 of its ordinary shares in treasury and has 63,888,420,054 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	13 June 2005

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	135.75p

Lowest purchase price paid per share:	134.5p

Volume weighted average price per share:	135.1197p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,536,000,000 of its ordinary shares in treasury and has 63,863,420,054 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	14 June 2005

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	135.75p

Lowest purchase price paid per share:	134.25p

Volume weighted average price per share:	135.0316p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,552,000,000 of its ordinary shares in treasury and has 63,848,302,807 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	15 June 2005

Number of ordinary shares purchased:	26,000,000

Highest purchase price paid per share:	137p

Lowest purchase price paid per share:	135p

Volume weighted average price per share:	136.1349p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,578,000,000 of its ordinary shares in treasury and has 63,822,528,679 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 15 June 2005 by Mourant ECS Trustees Limited that on 10 June 2005 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 136p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	184
Sir Julian Horn-Smith	184
Mr K J Hydon	184

Philip Howie
Deputy Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London..

Ordinary Shares

Date of purchase:	17 June 2005

Number of ordinary shares purchased:	45,000,000

Highest purchase price paid per share:	138.75p

Lowest purchase price paid per share:	137p

Volume weighted average price per share:	137.65p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,623,000,000 of its ordinary shares in treasury and has 63,777,861,647 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	20 June 2005

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	136.5p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	136.2619p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,644,000,000 of its ordinary shares in treasury and has 63,757,352,848 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	21 June 2005

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	136.75p

Lowest purchase price paid per share:	136.25p

Volume weighted average price per share:	136.4922p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,660,000,000 of its ordinary shares in treasury and has 63,741,527,459 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	22 June 2005

Number of ordinary shares purchased:	14,500,000

Highest purchase price paid per share:	137.25p

Lowest purchase price paid per share:	136.25p

Volume weighted average price per share:	136.7543p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,674,500,000 of its ordinary shares in treasury and has 63,727,041,968 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	23 June 2005

Number of ordinary shares purchased:	48,000,000

Highest purchase price paid per share:	137p

Lowest purchase price paid per share:	135.75p

Volume weighted average price per share:	136.3255p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,722,500,000 of its ordinary shares in treasury and has 63,679,209,139 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	27 June 2005

Number of ordinary shares purchased:	40,000,000

Highest purchase price paid per share:	134p

Lowest purchase price paid per share:	133.25p

Volume weighted average price per share:	133.6269p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,762,500,000 of its ordinary shares in treasury and has 63,639,847,135 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

ADDITIONAL LISTING

Vodafone Group Plc (“the Company”)

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 50,000,000 ordinary shares of US$0.10 each in the capital of the Company (“shares”) to be admitted to the Official List.  It is expected that admission will be granted on 30 June 2005 and that dealings will commence on 1 July 2005.

These shares are being reserved under a block listing and will be issued as a result of the exercise of options pursuant to the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.

When issued, these shares will rank pari passu with the existing ordinary shares.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	28 June 2005

Number of ordinary shares purchased:	25,500,000

Highest purchase price paid per share:	134.25p

Lowest purchase price paid per share:	133.5p

Volume weighted average price per share:	133.848p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,788,000,000 of its ordinary shares in treasury and has 63,614,427,879 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	29 June 2005

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	137.5p

Lowest purchase price paid per share:	135p

Volume weighted average price per share:	135.8268p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,809,000,000 of its ordinary shares in treasury and has 63,593,427,879 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 22, 2005	By:	/s/	S R SCOTT
	Name:		Stephen R. Scott
	Title:		Company Secretary